Vadda Energy Corporation
1660 S. Stemmons Freeway, Suite 440
Lewisville, Texas 75067

September 6, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:  Mr. H. Roger Schwall, Assistant Director

Re:	Vadda Energy Corporation Registration Statement on Form 10 Filed July 5, 2011 File No. 0-28171

Dear Mr. Schwall:

Set forth below are the responses of Vadda Energy Corporation (“Vadda” or the “Company”) to the comments contained in your letter to the undersigned, dated August 2, 2011 with respect to the Company’s Registration Statement on Form 10 filed July 5, 2011 (the “Form 10”).  For ease of reference, each comment in your letter has been repeated below and numbered, and the responses set forth below each comment.  The Company is also filing herewith Amendment Number 1 to the Form 10 (“Amendment No. 1”).

Registration Statement on Form 10

General

1.
Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.  Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure.  Where a numbered comment includes more than one point, ensure that you fully respond to each point.  Compliance with this comment will minimize the need for us to repeat similar comments.

Response:  The Company notes the comment and has addressed it both in this response letter and throughout Amendment No. 1.

2.
The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission.  See Section 12(g)(1) of the Exchange Act.  Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.  To the extent that this is a voluntary filing, you may withdraw the filing prior to the sixtieth day so that it does not become effective in a deficient form.  You may contact us if you need to discuss this alternative.

Response:  The Company notes the Staff’s comment.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 6, 2011

3.
Some of these comments will require changes to the Form 10, while other comments may require new and enhanced disclosure in your periodic Exchange Act reports once you become subject to the reporting requirements.  Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amended Form 10 or new Exchange Act report we will find your responsive changes.  Disclosure in the Form 10 should be accurate and current as of the date that the registration statement becomes effective by operation of law.  As appropriate, please provide updated disclosure with each amendment.

Response: The Company has addressed this comment in Amendment No. 1 and this response letter.

4.
We note your disclosure at page 2 that your long-term growth strategy involves exploiting the Marcellus Shale and at page 8 that you intend to devote substantially all of your business to drilling in the Marcellus Shale.  Please revise your disclosure to state whether you currently make use of hydraulic fracturing and whether you intend to use hydraulic fracturing in the Marcellus Shale, by third-party providers or otherwise.

Response: The Company’s disclosure has been revised to address this comment on pages 2 and 8 of Amendment No. 1.

Business, page 1

5.
We note your disclosure at page 1 that you issued 69,000,000 shares of your common stock to the Moarmoff Trust as consideration for its 81% equity interest in Mieka.  Please revise your disclosure to clarify the ownership of each of Mieka and Vadda Energy before and after the merger.  Please also clarify how your purchase of the Moarmoff Trust’s interests in Mieka was effected.  In this regard, we note that it is not readily apparent whether the Moarmoff Trust was a party to the merger agreement you filed as an exhibit.

Response: The Company’s disclosure has been revised on pages 1 and 2 in response to this comment.  Moarmoff Trust was a shareholder of Mieka prior to the merger, and was not a party to the merger agreement, although it did approve the merger transaction as Mieka’s majority shareholder.  The Company’s disclosure has been revised to clarify that the shares held by Moarmoff Trust in Mieka were converted into Company common stock in the merger.

6.	In addition, please revise your disclosure to clarify whether Mieka serves as your operating subsidiary.

Response: The Company has revised its disclosure on page 1 to reflect that the Company conducts operations in addition to those conducted by Mieka.

7.
It appears from your disclosure at page 2 that you do not operate all of your wells.  Please revise your disclosure to identify the third-party operators.  File as exhibits any material contracts with these third-party operators and that Mieka has entered into in connection with the managed joint ventures.

Response: Page 2 of Amendment No. 1 has been revised to state the names of the Company’s operators. The Company believes it has filed all material operating agreements.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 6, 2011

8.
Please expand your disclosure under “—Government Regulation” to discuss specifically the material regulations to which you are currently subject.  You indicate that the disclosure is “not intended to constitute a complete discussion” in that regard, but you are required to discuss the material effects that compliance may have, pursuant to item 101(c)(1)(xii) of Regulation S-K.

Response: The “Government Regulation” section on pages 3 and 4 has been revised in response to this comment.

Properties, page 12

9.
We note you present the present value of your future net revenues net of direct expenses discounted at an annual rate of 10%.  This calculation is generally identified as PV-10 and is considered a non-GAAP measure.  Please include the disclosures outlined in Item 10(c) of Regulation S-K that should accompany all non-GAAP measures.

Response: Amendment No. 1 has been revised on page 10 to delete reference to the non-GAAP measure.

Security Ownership of Certain Beneficial Owners and Management, page 15

10.
If you do not provide identical amounts in the tabular entries for both Daro and Anita Blankenship, as husband and wife, further explain why you believe the current presentation is appropriate, in light of SEC Release 33-4819.  That release states in part that “absent countervailing facts, it is expected that securities held by relatives who share the same home as the reporting person will be reported as being beneficially owned by such person.”  In the alternative, revise the tabular entries so that they match, and revise the footnotes to explain why you include both as beneficial owners of the same shares.  See footnote 5 to Item 403 of Regulation S-K.

Response: Upon further review, the Company has revised its disclosure on page 13 of Amendment No. 1 to reflect identical information for Mr. and Mrs. Blankenship.

Financial Information, page 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

11.	Revise to explain further how you earned revenue and generated cash during the referenced periods.

Response: The Company has revised the MD&A section of Amendment No. 1 to address this comment on page 5.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 6, 2011

12.
Include a contextual discussion of your likely reliance on the various sources of liquidity you identify, and address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue, or income from continuing operations, and liquidity and capital resources.  With regard to capital resources, discuss any changes between equity, debt, and any off-balance sheet financing arrangements.  See Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm and Item 303 of Regulation S-K.

Response: The Company has revised the MD&A section of Amendment No. 1 to address this comment on pages 5, 7 and 8.

Directors and Executive Officers, page 16

13.
Please ensure that you provide start and end dates for each position held during the past five years.  For example, revise to clarify when Anita Blankenship started as your Chairwoman, Executive Vice President, and Assistant Secretary.

Response: The Company has complied with this comment on pages 13 and 14 of Amendment No. 1.

14.	Please revise to disclose in this section how the three Blankenships are related. We note the disclosure in footnote 2 at page 16 in that regard. See Item 401(d) of Regulation S-K.

Response: Pages 13 and 14 of Amendment No. 1 have been revised to reflect this comment.

15.
Please expand your disclosure at page 18 under “—Involvement in Certain Legal Proceedings” to describe briefly the nature of the allegations which resulted in the various cease and desist orders.  Please also identify the section(s) of the Indiana Securities Act to which the cease and desist order relates, and confirm to us that the “two individuals” referenced do not currently serve you or your affiliates in the capacity of officer or director.

Response: Pages 15 and 17 of Amendment No. 1 have been revised to address this comment.

Executive Compensation, page 18

Narrative Disclosure to Summary Compensation Table, page 19

16.
Insofar as you refer to at least three agreements which have not been reduced to writing, please provide the written description of each contract in question “similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii).”  Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated March 1, 2010).  The Compliance and Disclosure Interpretations for Regulation S-K may be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  The disclosure on page 16 of Amendment No. 1 has been revised to clarify that none of the officers of the Company are a party to an employment agreement, written or otherwise.  Each of the officers serves at the pleasure of the board of directors, and is employed in a manner consistent with all employees on an “at-will” basis.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 6, 2011

17.	Please revise to clarify, if true, that all forms of compensation were in cash. Please also state whether there are any arrangements to pay compensation in a form other than cash.

Response: Pages 15 and 16 of Amendment No. 1 have been revised to address this comment.

Legal Proceedings, page 20

18.
Please revise to include the information required by Item 103 of Regulation S-K relating to the Colorado cease and desist order referenced at page 18.  For example, disclose the date and status of the pending appeal, and provide a description of the factual basis for the order and for the appeal.  In addition, please confirm that you have provided all information Item 103 of Regulation S-K requires.

Response: Page 17 of Amendment No. 1 has been revised to address this comment.

Recent Sales of Unregistered Securities, page 21

19.	Advise us how you verified the accredited investor status for each of the investors. We note that you indicate at page 22 that all purchasers were accredited investors.

Response:  Each investor is a person with whom the Company had a preexisting substantive relationship.  Most of the investors participated in joint ventures sponsored by the Company or its Mieka subsidiary.  Each investor completed a questionnaire in which he or she, among other things, represented his or her status as an accredited investor, and specifically stated how he or she was accredited, including affirmatively representing his or her net worth and income.

Financial Statements

Vadda Energy Corporation and Subsidiaries

20.
Please clarify the ownership of Vadda, Mieka and the Joint Ventures, respectively, before and after the merger transactions of December 30, 2009 and December 1, 2009.  As part of your response, identify the party(ies) that controlled each entity before and after the transactions.  Explain your basis for concluding that that identified party(ies) controlled the relevant entity.

Response: Pages 1 and 2 of Amendment No. 1 have been revised to address this comment.

Note 2—Summary of Significant Accounting Policies, page F-6

Prepaid acreage cost, page F-7

21.
We note in conjunction with the acquisition of the joint ventures you acquired a claim valued at $1,832,500 which you identify as “Prepaid acreage cost” and classify as a long-term asset on your balance sheet.  Please explain to us, in reasonable detail, the nature of this item and your basis for capitalizing it.  Additionally, describe the circumstances under which it will be subsequently charged to expense.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 6, 2011

Response:  The prepaid acreage cost on Vadda’s balance sheet was acquired in the acquisition of the Joint Ventures.  The Joint Ventures had paid this amount to an operator under turnkey contracts for wells that have not been delivered. As the Company receives assignments of acreage, a portion of the prepaid acreage cost will be recorded as leasehold cost on its balance sheet. The leasehold cost, when and if drilled, will become a producing property or a dry hole. Undrilled leasehold costs will be assessed for impairment on an annual basis or sooner if impairment is indicated.  Page F-7 of Amendment No. 1 has been revised to clarify the treatment of this item.

Turnkey Drilling Revenue Recognition, page F-7

22.
We note you do not recognize drilling revenue until the wells are completed as producing wells or determined as nonproductive.  Further, we note you retain a carried working interest in each joint venture well drilled.  Please expand your disclosure to indicate how you account for the costs associated with your drilling activities.  Within your disclosure please differentiate between how you account for the drilling costs applicable to your retained interest in the wells versus the other joint venture holders’ interest.

Response:  Mieka does not record any drilling or completion costs related to its carried working interest because it has no obligation to pay any of such costs. Mieka LLC is responsible for the turnkey drilling of wells, therefore such revenues and costs are recorded on Mieka LLC’s books. Mieka Corporation pays the costs related to the formation and capitalization of each new joint venture which are recorded as general and administrative expenses.  Please see the disclosure added on page F-8 of Amendment No. 1.

Goodwill, page F-9

23.
We note you recognized goodwill in conjunction with your acquisition of the joint ventures on December 1, 2009.  Please include within your disclosure a qualitative description of the factors that make up the goodwill recognized as well as quantify the amount of goodwill that is expected to be deductible for tax purposes.  Refer to FASB ASC 805-30-50-1 for detail of these required disclosures.

Response:  Page F-9 of Amendment No. 1 has been revised to address this comment.

Note 3—Acquisition of Joint Venture Assets, page F-9

24.
We note you have applied the acquisition method to account for the acquisition of the joint ventures on December 1, 2009.  Please confirm you acquired the joint ventures from entities not considered to be under common control with the exception of the joint venture assets held by Mieka Corporation.

Response:  Vadda acquired the Joint Ventures from entities not considered to be under common control, with the exception of Mieka’s minority interests therein.  The Company and its subsidiaries purchased a 1% interest in each of the joint ventures upon formation and were assigned a small carried working interest (typically less than 10%).

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 6, 2011

25.	Please tell us why you have presented within the notes to your financial statements the historical combined financial statements of the joint ventures.

Response: The Company believes such disclosure is required by U.S. generally accepted accounting principles under ASC 805.

Note 10—Variable Interests Entities (VIE), page F-15

26.	Please describe the common ownership that exists among you, Mieka Corporation and Mieka LLC.

Response: All three entities are controlled, directly or indirectly, by Daro and Anita Blankenship. See Amendment No. 1, pages 1 and 2 and F-17.

27.
Further, we note you identified Mieka LLC as a variable interest entity (VIE) and have determined that you were the primary beneficiary for 2010 and 2009 resulting in the VIE being included in your consolidated financial statements.  Please provide the analysis you prepared to reach these conclusions.  That is, Mieka LLC is a VIE that should be consolidated under the guidance of FASB ASC 810-10-25-20 through 47.

Response: In June 2009, the FASB amended its guidance on accounting for variable interest entities. The new accounting guidance resulted in a change in the Company's accounting policy effective January 1, 2010. Among other things, the new guidance requires more qualitative than quantitative analyses to determine the primary beneficiaries of variable interest entities, requires continuous assessments of whether reporting entities are the primary beneficiaries of variable interest entities, and amends certain guidance for determining whether entities are variable interest entities. Under the new guidance, variable interest entities must be consolidated if reporting entities have both the power to direct the activities of the variable interest entities that most significantly impact the economic performance of the variable interest entities and the obligation to absorb losses or the right to receive benefits from the variable interest entities that could potentially be significant to the variable interest entities. This new accounting guidance was effective for the Company on January 1, 2010, and was applied prospectively.

Management performs an analysis of the Company's variable interests to determine if those type interests are held in other entities. The analysis primarily is based on a qualitative review, but also includes quantitative considerations in evaluating the variable interests. Qualitative analyses are performed based on an evaluation of the design of the entity, its organizational structure, to include decision-making ability, and financial arrangements. When used to supplement qualitative analyses, quantitative analyses are based on forecasted cash flows of the entity. ASC 810-10 requires reporting entities to consolidate variable interest entities when they have variable interests that provide a controlling financial interest in variable interest entities. Entities that consolidate variable interest entities are referred to as primary beneficiaries.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 6, 2011

Mieka LLC (VIE), an entity under common control of the Company, was evaluated as a variable interest entity of the Company in accordance with ASC 810-10. The VIE’s only source of revenue is from the drilling of oil and gas wells contracted with the Company through certain turnkey contracts entered into by the Company. The relationship was evaluated to determine if the arrangement gave the Company a variable interest in a variable interest entity, and to determine whether the Company was the primary beneficiary that would result in consolidating the VIE.

In accordance with ASC 810-10 the following decision process was utilized by the Company to determine whether Mieka LLC is a variable interest entity and whether the reporting entity is the primary beneficiary:

(a)    Does the arrangement involve a legal entity subject to consolidation as a VIE?

In accordance with ASC 810-10-15-4 “All legal entities are subject to this Topic’s evaluation guidance for consolidation by a reporting entity, with specific qualifications and exceptions.”

ASC 810-10 defines the term legal entity as any legal structure used to conduct activities or hold assets. Examples of legal entities include corporations, partnerships, LLCs, and trusts. Mieka LLC clearly meets the definition of a legal entity.

ASC 810-10-15-12 has specific exceptions for entities that meet the definition of a business.

ASC 805-10-55-4 defines a business as follows “A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business.” Even though Mieka LLC meets the definition of a business they are still required to be evaluated as a variable interest entity as 100% of their revenue is generated by the reporting entity and therefore is not able to fall under the definition of a business for exemption from VIE evaluation, see ASC 810-10-15-17 (d)(2) “The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties.”

Therefore Mieka LLC is required to be evaluated as a variable interest entity.

(b)    Is the entity’s total equity investment at risk sufficient to permit it to finance its activities without additional financial support?

In accordance with ASC 810-10-15-14 “A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist.”

ASC 810-10-15-14 (a) “The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”

Mieka LLC as the legal entity has accumulated significant deficits as of December 31, 2010 in the amount of $771,776.  The financial support to offset these deficits will be derived through the turnkey contracts entered into with Mieka Corporation, the Company’s subsidiary, which is the only source of revenue for Mieka LLC.  There is an implicit relationship for the financial support as Mieka LLC and Mieka Corporation are both under common control of Daro and Anita Blankenship. The equity holders of both companies have significant influence to direct the activities of Mieka Corporation to provide the subordinated financial support for Mieka LLC to offset the equity the equity holders have at risk. Based on the current equity position of the Company it appears Mieka LLC is reliant upon the subordinated financial support of Mieka Corportation to fund the equity and risk and future operations of the Company and, therefore, Mieka LLC is subject to consolidation under the provisions of ASC 810-10-15-14.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 6, 2011

(c)           Does the reporting entity with variable interest in the VIE have (i) the power to direct the activities of the VIE that most significantly impact its economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE?

Based on 810-10-25-38 “A reporting entity shall consolidate a VIE if that reporting entity has a variable interest (or combination of variable interests) that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. A reporting entity shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both.  If one reporting entity will absorb a majority of a VIE’s expected losses and another reporting entity will receive a majority of that VIE’s expected residual returns, the reporting entity absorbing a majority of the losses shall consolidate the VIE.”

Based on the nature of the relationship with Mieka Corporation, it appears Mieka Corporation has the obligation to absorb the losses of the VIE as both entities are under common control and the variability of expected cash flows is dependent upon the VIE’s relationship with Mieka Corporation.

Based on the evaluation criteria outlined above, the Company believes Mieka LLC is a variable interest entity of which the Company is the primary beneficiary in accordance with ASC 810-10, and thus subject to consolidation.

28.
Please confirm that you have filed as exhibits all agreements relevant to your relationship with Mieka LLC.  We would expect your analysis to refer to specific provisions within these agreements as support for the consolidation of Mieka LLC.

Response: All existing agreements among and between Mieka LLC and Vadda or Mieka have been filed as exhibits to Amendment No. 1.

Note 11—Supplemental Information on Oil and Gas Producing Activities, page F-17

29.
We note you present your standardized measure of future net cash flows as of December 31, 2009 and 2010.  Please also present the changes in your standardized measure of future net cash flows for the years ended December 31, 2009 and 2010 as required by FASB ASC 932-235-50-34 through 35.

Response:  Page F-20 of Amendment No. 1 has been revised to address this comment.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 6, 2011

30.
Please confirm that you did not incur any acquisition, exploration or development costs during the fiscal year ended December 31, 2010.  Please note the guidance in FASB ASC 932-235-50-18 requires you [to] disclose these types of costs irrespective of whether they were capitalized or expensed.

Response: No acquisition, exploration or development costs were incurred during the year ended December 31, 2010.

Joint Ventures

Note 6—Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-33

31.	Please quantify the joint ventures’ interests in proved developed oil and gas reserves and proved undeveloped oil and gas reserves as required by FASB ASC 932-235-50-4.

Response: The Joint Ventures’ reserves consisted of only proved developed oil and gas reserves. This disclosure has been added on page F-19 of Amendment No. 1.

Exhibit 99.1

32.
We note that your reserves have been estimated by Valuescope.  However, this report does not appear to comply with Item 1202(a)(8) of Regulation S-K in its entirety.  We expect that you will need to discuss the following points with your third party engineering firm, and obtain and file new reports that comply with the aforementioned guidance.  Please address the following items:

•	Identify the geographic area in which the covered reserves are located as required by Item 1202(a)(8)(iii) of Regulations S-K.

•	Include a statement to indicate the assumptions, data, methods and procedures used were appropriate for the purpose of the report as required by Item 1202(a)(8)(iv) of Regulation S-K.

•
Include a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report as required by Item 1202(a)(8)(viii) of Regulation S-K.

Response:  Valuescope’s report has been revised in response to the above comments.

Engineering Comments

General

33.	Please provide us with a copy of your reserve report. Please include the cash flow presentation of all of your wells.

Response:  A copy of the revised reserve report with the individual pages for all wells has been provided to the Staff.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 6, 2011

Qualifications of Technical Persons, page 13

34.
Please remove the reference to the SPE standards here and on pages F-18 and F-34 and provide the actual qualifications of the technical person who determined your reserve estimate.  Item 1202(a)(7) of Regulation S-K states to disclose the actual qualifications of the technical person who performed the reserve estimate not to refer to an outside document that only provides the minimum qualifications of a reserves estimator.

Response:  Mr. Greg Scheig’s qualifications as a professional petroleum engineer have been added to Valuescope’s report and on pages 12, F-19 and F-36 of Amendment No. 1.

35.	Please provide the qualification of the person for Vadda Energy who oversaw the reserve estimation process. Please see Item 1202(a)(7) of Regulation S-K.

Response: Page 12 of Amendment No. 1 has been revised in response to this comment.

Oil and Gas Production, Production Prices and Production Costs, page 14

36.
You state that your lifting costs per equivalent unit were $1.89 in 2010 but you do not indicate what the equivalent unit was.  Please revise your disclosure to state if your lifting costs are in equivalent barrels or equivalent Mcf of natural gas.

Response: Page 12 of Amendment No. 1 has been revised to state lifting costs are in equivalent Mcf of natural gas.

Exhibit 99.1

37.
Please revise your evaluation and submit a corrected reserve summary report as it is not appropriate to utilize hedged prices in the determination of proved reserves as stated in footnote three on page four of the report.

Response: Page 12 of Amendment No. 1 and the reserve summary report have been revised to address this comment.

38.
In the corrected report please include a discussion of the possible effects of government regulation on the ability of the registrant to recover the estimated reserves.  Please see Item 1202(a)(8)(vi) of Regulation S-K.

Response: The reserve report has been revised in response to this comment. See also pages 3 and 4 of Amendment No. 1.

39.	In the corrected report please include the date on which the report was completed. Please see Item 1202(a)(8)(ii) of Regulation S-K.

Response: The corrected report has been revised to include the date on which the report was completed.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 6, 2011

Company Acknowledgement

On behalf of the Company, the undersigned acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above discussion responds to all of the Staff’s comments.  If you have any questions or comments regarding the Company’s responses, please contact our counsel, Lawrence B. Mandala of Munck Carter LLP at (972) 628-3631 at your earliest convenience. Your prompt attention to the foregoing is gratefully appreciated.

Very truly yours, /s/ Daro Blankenship Daro Blankenship President and Chief Executive Officer

Enclosure